UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Genius Group Trading Halt and 1-for-10 Share Consolidation

The Company is providing an update on the trading of its ordinary shares on the NYSE American.

On November 10, 2026, NYSE Regulation halted trading in the Company’s ordinary shares due to an abnormally low trading price. The Company has been in active communication with NYSE American regarding the resumption of trading and is proceeding with a 1-for-10 share consolidation to restore the per-share price of its ordinary shares to a level appropriate for continued listing on the NYSE American.

The share consolidation is expected to become effective at 12:01 a.m. Eastern Time on November 20, 2026, and the Company’s ordinary shares are expected to re-commence trading on a split-adjusted basis when NYSE American opens on November 20, 2026 under the existing trading symbol “GNS”. Further details can be found at the Company’s Press Release at https://ir.geniusgroup.net/news-events/press-releases/detail/271/genius-group-announces-share-consolidation-to-support

The new CUSIP number for the Company’s ordinary shares following the share consolidation will be announced via a further press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: November 12, 2026
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)